UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

DISCOVERY COMMUNICATIONS, INC.

(Name of Issuer)

Series A Common Stock, par value $0.01 per share

Series B Common Stock, par value $0.01 per share

(Title of Class of Securities)

Series A Common Stock: 25470F 104

Series B Common Stock: 25470F 203

(CUSIP Number)

John C. Malone

c/o Liberty Media Corporation

12300 Liberty Boulevard

Englewood, CO  80112

(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 30, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25470F 104 (Series A Common Stock) CUSIP No. 25470F 203 (Series B Common Stock)

1.	Names of Reporting Persons John C. Malone

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Series A Common Stock: 615,788 (2), (3), (4), (5) Series B Common Stock: 6,093,490 (2)

	8.	Shared Voting Power Series A Common Stock: 0 (5) Series B Common Stock: 91,789 (6)

	9.	Sole Dispositive Power Series A Common Stock: 615,788 (2), (3), (4), (5) Series B Common Stock: 6,093,490 (2)

	10.	Shared Dispositive Power Series A Common Stock: 0 (5) Series B Common Stock: 91,789 (6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Series A Common Stock: 615,788 (2), (3), (4), (5) Series B Common Stock: 6,185,279 (2), (6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Series A Common Stock : Less than 1% (7), (8) Series B Common Stock: 95.0% (7), (8)

14.	Type of Reporting Person (See Instructions) IN

(1) The Voting Agreement, dated as of July 30, 2017 (the “Voting Agreement”), by and among the Reporting Person, Scripps Networks Interactive, Inc., an Ohio corporation and the Issuer, contains, and, prior to its termination in accordance with its terms, the Letter Agreement, dated as of July 30, 2017 (the “Letter Agreement”), by and between Advance/Newhouse Programming Partnership, a New York general partnership (“Advance”) and the Reporting Person, contained, provisions relating to the voting of the 5,923,019 shares of Series B Common Stock held by the Reporting Person.  In addition, the Voting Agreement contains certain transfer restrictions on such shares.  The Reporting Person expressly disclaims the existence of, and membership in, a group with any of the other parties to the Voting Agreement and the Letter Agreement.

(2) Includes 268,337 shares of Series A Common Stock and 170,471 shares of Series B Common Stock held by the Reporting Person’s wife, Mrs. Leslie Malone (“Mrs. Malone”), as to which shares the Reporting Person disclaims beneficial ownership.

(3) Includes 14,743 shares of Series A Common Stock that are issuable upon the exercise of options which are exercisable within 60 days of July 30, 2017.

(4) Includes (i) 330,708 shares of Series A Common Stock pledged by the Reporting Person to Fidelity Brokerage Services, LLC (“Fidelity”) in connection with a margin loan facility extended by Fidelity to the Reporting Person and (ii) 268,337 shares of Series A Common Stock pledged by Mrs. Malone to Merrill Lynch, Piece, Fenner & Smith Incorporated (“Merrill Lynch”) in connection with a margin loan facility extended by Merrill Lynch to Mrs. Malone.

(5) Does not include shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock beneficially owned by the Reporting Person; however, if such shares of Series A Common Stock were included, the Reporting Person would have beneficial ownership of 6,801,067 shares of Series A Common Stock.  The percent of Series A Common Stock, as a series, represented by the Reporting Person’s beneficial ownership (assuming such conversion and including the shares held by the Trusts) would be approximately 4.2% of such shares outstanding (including shares deemed outstanding pursuant to Rule 13d-3 of the Exchange Act of the 1934, as amended (the “Exchange Act”)), subject to the relevant footnotes set forth herein.

(6) Includes 91,789 shares of Series B Common Stock held by two trusts (the “Trusts”) managed by an independent trustee, of which the beneficiaries are the Reporting Person’s adult children.  The Reporting Person has no pecuniary interest in the Trusts, but retains the right to substitute assets held by the Trusts.  The Reporting Person disclaims beneficial ownership of the shares held by the Trusts.

(7) Based upon 153,933,105 shares of Series A Common Stock and 6,512,379 shares of Series B Common Stock, in each case, outstanding as of July 28, 2017, reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017, filed with the Securities and Exchange Commission on August 4, 2017, and, as required by Rule 13d-3 under the Exchange Act, the exercise of all rights to acquire shares of Series A Common Stock held by the Reporting Person and exercisable within 60 days after July 30, 2017.

(8) Each share of Series B Common Stock is convertible, at the option of the holder, into one share of Series A Common Stock. Each share of Series A Common Stock is entitled to one vote, whereas each share of Series B Common Stock is entitled to ten votes, except, in each case, in respect of the election of preferred stock directors of the Issuer.  Accordingly, in the election of common stock directors of the Issuer, the Reporting Person may be deemed to beneficially own voting equity securities representing approximately 28.5% of the voting power of the Issuer, based on the number of shares outstanding specified above in Note 7.  With respect to all matters other than the election of common stock directors, the voting power represented by securities of the Issuer beneficially owned by the Reporting Person would be significantly lower because Advance, as the holder of the Issuer’s Series A Preferred Stock, votes with the holders of the Issuer’s common stock on all other matters.  See Item 5.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

Statement of

JOHN C. MALONE

Pursuant to Section 13(d) of the

Securities Exchange Act of 1934

in respect of

DISCOVERY COMMUNICATIONS, INC.

This Report on Schedule 13D relates to the Series A Common Stock, par value $.01 per share (the “Series A Common Stock”), and Series B Common Stock, par value $.01 per share (the “Series B Common Stock”, and together with the Series A Common Stock, the “Common Stock”), of Discovery Communications, Inc., a Delaware corporation (the “Issuer”).  The Report on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by Mr. John C. Malone (the “Reporting Person”), on September 26, 2008, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC by the Reporting Person, on February 18, 2014 (together, the “Schedule 13D”), is hereby further amended and supplemented to include the information set forth herein.  This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 2 to the Schedule 13D.  Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D.  Except as set forth herein, the Schedule 13D is unmodified.

Item 4.  Purpose of Transaction

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented to add the following information:

As part of the Reporting Person’s continuous review of his investment in the Issuer, the Reporting Person has entered into (i) the Voting Agreement, dated as of July 30, 2017, (the “Voting Agreement”), by and among the Reporting Person, Scripps Networks Interactive, Inc., an Ohio corporation (“Scripps”), and the Issuer, as a condition and inducement to the Issuer’s and Scripps’s willingness to enter into the Merger Agreement (as defined below) and (ii) the Letter Agreement, dated as of July 30, 2017 (the “Letter Agreement”), by and between Advance/Newhouse Programming Partnership, a New York general partnership (“Advance”) and the Reporting Person, in order to facilitate the Exchange (as defined below) pursuant to the Exchange Agreement (as defined below), each as described in Item 6 of this Amendment.

The Reporting Person intends to continuously review his investment in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by him or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4.  Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change his intention with respect to any or all of such matters.  In reaching any decision as to his course of action (as well as to the specific elements thereof), the Reporting Person currently expects that he would take into consideration a variety of factors, including, but not limited to, the following:  the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Person; estate planning considerations; changes in law and government regulations; general economic conditions; and money and stock market conditions, including, but not limited to, the market price of the securities of the Issuer. Notwithstanding the above, any course of action taken by the Reporting Person will be subject to the restrictions described in Item 6 of the Schedule 13D and this Amendment.

Other than as provided herein, and except as has been publicly announced by the Reporting Person, the Reporting Person does not have and any plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4.

Item 5.   Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated to read as follows:

(a)           The Reporting Person beneficially owns (without giving effect to the conversion of Series B Common Stock into Series A Common Stock) (i) 615,788 shares of Series A Common Stock (including (A) 268,337 shares held by his wife as to which shares the Reporting Person disclaims beneficial ownership and (B) 14,743 shares that may be acquired within 60 days of July 30, 2017 pursuant to stock options), which represent less than 1% of the outstanding shares of Series A Common Stock and (ii) 6,185,279 shares of Series B Common Stock (including (A) 170,471 shares held by his wife as to which shares the Reporting Person disclaims beneficial ownership and (B) 91,789 shares held by two trusts (the “Trusts”) in which the Reporting Person has no pecuniary interest but retains the right to substitute assets, managed by an independent trustee, of which the beneficiaries are the Reporting Person’s adult children, and as to which the Reporting Person disclaims beneficial ownership), which represent approximately 95.0% of the outstanding shares of Series B Common Stock. The foregoing percentage interests are based on 153,933,105 shares of Series A Common Stock and 6,512,379 shares of Series B Common Stock, in each case, outstanding as of July 28, 2017, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017, filed with the SEC on August 4, 2017, and, as required by Rule 13d-3 under the Exchange Act, the exercise of all rights to acquire shares of Series A Common Stock held by the Reporting Person and exercisable within 60 days after July 30, 2017.  Accordingly, in the election of common stock directors of the Issuer, the Reporting Person may be deemed to beneficially own voting equity securities representing approximately 28.5% of the voting power of the Issuer.  With respect to all matters other than the election of common stock directors, the voting power represented by securities of the Issuer beneficially owned by the Reporting Person would be significantly lower because Advance, as the holder of the Issuer’s Series A Preferred Stock, votes with the holders of the Issuer’s common stock on all other matters.

(b)           Other than as provided in the Voting Agreement with respect to the 5,923,019 shares of Series B Common Stock owned by the Reporting Person which are subject to the Voting Agreement, the Reporting Person has the sole power to vote and to dispose of, or to direct the voting or disposition of his shares of Common Stock.  To the Reporting Person’s knowledge, his wife has the sole power to vote and to dispose of, or to direct the voting or disposition of, her shares of Common Stock.  To the Reporting Person’s knowledge, the Trusts have the sole power to vote and to dispose of, or to direct the voting or disposition of, the shares of Common Stock held by the Trusts, subject to Reporting Person’s right to substitute assets held by the Trusts.

(c)           Except as disclosed in this Amendment, neither the Reporting Person nor, to his knowledge, the Reporting Person’s wife, has executed any transactions in respect of the Common Stock within the last sixty days.

(d)           Not applicable.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented to add the following information:

Merger Agreement

The Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 30, 2017, among the Issuer, Scripps, and Skylight Merger Sub, Inc., an Ohio corporation and a wholly owned subsidiary of the Issuer (“Merger Sub”).  Pursuant to the Merger Agreement, Merger Sub will be merged with and into Scripps (the “Merger”), with Scripps continuing as the surviving company in the Merger.  The Merger Agreement was approved unanimously by those voting by the Issuer’s Board of Directors (the “Discovery Board”).

The Merger Agreement provides for certain mutual termination rights of the Issuer and Scripps, including the right of either party to terminate the Merger Agreement if the Merger is not consummated by July 30, 2018. Either party may also terminate the Merger Agreement if (i) Scripps’s stockholder approval of the Merger has not been obtained at a duly convened meeting of Scripps’s stockholders, (ii) the Issuer’s stockholder approval of the issuance of Series C Common Stock, par value $0.01 per share (the “Series C Common Stock”), in connection with the Merger has not been obtained at a duly convened meeting of the Issuer’s stockholders or (iii) an order permanently restraining, enjoining, or otherwise prohibiting consummation of the Merger becomes final and non-appealable. The Issuer may terminate the Merger Agreement prior to Scripps’s stockholder approval having been obtained if (a) Scripps’s Board of Directors changes its recommendation of the Merger or (b) Scripps breaches certain of its covenants. Scripps may terminate the Merger Agreement prior to the Issuer’s stockholder approval having been obtained (i) if the Discovery Board changes its recommendation regarding issuing Series C Common Stock in connection with the Merger or (ii) the Issuer breaches certain of its covenants.

For further description of the Merger Agreement, see Item 1.01 of the Issuer’s Current Report on Form 8-K, filed with the SEC on July 31, 2017.

Voting Agreement

In connection with entering into the Merger Agreement, the Issuer and Scripps entered into the Voting Agreement with the Reporting Person.  Pursuant to the Voting Agreement, among other things, the Reporting Person agreed to, at every meeting of holders of the Issuer’s capital stock called to vote with respect to any of the following and on every action or approval by written consent of the holders of the Issuer’s capital stock with respect to any of the following, so long as the Voting Agreement has not been terminated in accordance with the terms set forth therein, (a) vote the 5,923,019 shares of Series B Common Stock owned by the Reporting Person and any additional shares of the Issuer’s capital stock that become owned by the Reporting Person until the termination of the Voting Agreement (the “Subject Shares”) to approve the issuance of shares of Series C Common Stock in connection with the Merger as contemplated by the Merger Agreement, (b) vote his Subject Shares against any Parent Acquisition Proposal (as defined in the Merger Agreement) or any Parent Superior Proposal (as defined in the Merger Agreement), and (c) vote his Subject Shares against any amendment to the Issuer’s certificate of incorporation, bylaws or other action or agreement for which the vote of holders of the Issuer’s capital stock is required to authorize, that would reasonably be expected to (i) result in a breach of any covenant, representation, warranty or any other obligation or agreement of the Issuer under the Merger Agreement, (ii) result in any of the conditions of the Merger Agreement not being fulfilled or (iii) impede, frustrate, interfere with, delay, postpone, or adversely affect the Merger or other transactions contemplated by the Merger Agreement, in each case, subject to the requirement that Scripps advise the Reporting Person of the asserted effect at least 10 business days prior to the applicable vote.

From the date of the Voting Agreement until the Parent Requisite Vote (as defined in the Merger Agreement), the Reporting Person has agreed to certain transfer restrictions with respect to his Subject Shares, including, but not limited to, (i) restrictions on selling, transferring or disposing of any of his Subject Shares and (ii) restrictions on his ability to enter into voting agreements or to grant proxies or powers of attorney with respect to his Subject Shares, in each case, subject to certain exceptions.

The Voting Agreement automatically terminates upon the earliest to occur of (i) the effective time of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) the date the parties to the Merger Agreement enter into a material amendment thereto without the prior written consent of the Reporting Person and (iv) the written agreement of the Reporting Person, Scripps and the Issuer to terminate the Voting Agreement.

The Voting Agreement is included as Exhibit 7(b) to this Amendment and is incorporated by reference herein.  The foregoing description of the terms of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement.

Exchange Agreement

The Issuer also entered into a Preferred Share Exchange Agreement (the “Exchange Agreement”) with

Advance, pursuant to which the Issuer will issue a number of shares of a newly designated Series A-1 Convertible Participating Preferred Stock of the Issuer, par value $0.01 per share (the “Series A-1 Preferred Stock”), and a number of shares of a newly designated Series C-1 Convertible Participating Preferred Stock of the Issuer, par value $0.01 per share (the “Series C-1 Preferred Stock”) to Advance, in exchange for (i) 70,612,031 shares of the Issuer’s Series A Convertible Participating Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), and 24,798,816 shares of the Issuer’s Series C Convertible Participating Preferred Stock, par value $0.01 per share (the “Series C Preferred Stock,” and together with the Series A Preferred Stock, the “Old Preferred Stock”) held of record by Advance as of July 31, 2017 (excluding shares of Series A Preferred Stock and Series C Preferred Stock that are subject to transfer restrictions pursuant to that certain Escrow Agreement, dated September 17, 2008, by and among the Issuer, the Reporting Person and JPMorgan Chase Bank, N.A. (the “Escrow Agreement”)) and (ii) certain additional shares of Old Preferred Stock that are to be released to Advance from the escrow account governed the Escrow Agreement prior to the closing of the Exchange (the “Exchange Closing”) (the “Exchange”). Advance will receive one share of Series A-1 Preferred Stock for every nine shares of Series A Preferred Stock, and one share of Series C-1 Preferred Stock for every four shares of Series C Preferred Stock, in each case, that it holds immediately prior to the Exchange Closing.

For further description of the Exchange Agreement, see Item 1.01 of the Issuer’s Current Report on Form 8-K, filed with the SEC on July 31, 2017.

Letter Agreement

In connection with entering into the Exchange Agreement, the Reporting Person and Advance entered into the Letter Agreement.  Pursuant to the Letter Agreement, among other things, the Reporting Person agreed to, at every meeting of holders of the Issuer’s capital stock called to vote with respect to the Exchange Agreement and every action or approval by written consent of the holders of the Issuer’s capital stock with respect to the Exchange Agreement, so long as the Letter Agreement has not terminated in accordance with the terms set forth therein, vote the Subject Shares that he is entitled to vote in favor of the Exchange Agreement and the transactions contemplated thereunder (the “Exchange Proposal”).

The Letter Agreement automatically terminates upon the earliest to occur of (i) the effective time of the Exchange, (ii) the termination of the Exchange Agreement, (iii) the receipt of the requisite approval for the Exchange Proposal by the holders of capital stock of the Issuer entitled to vote on the Exchange Proposal, (iv) receipt of a written determination from Nasdaq that no approval of the Exchange Proposal is required to consummate the Exchange and (v) the written agreement of Advance and the Reporting Person to terminate the Letter Agreement.  The Letter Agreement terminated on August 3, 2017 upon the receipt of a written determination from Nasdaq that no approval of the Exchange Proposal is required to consummate the Exchange.

The Letter Agreement is included as Exhibit 7(c) to this Amendment and is incorporated by reference herein.  The foregoing description of the terms of the Letter Agreement is qualified in its entirety by reference to the Letter Agreement.

Item 7.  Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is amended and restated to read as follows:

7(a)

Letter Agreement, dated as of February 13, 2014, between David Zaslav and John C. Malone (incorporated by reference to Exhibit 7(a) to Amendment No. 1 to the Schedule 13D filed by the Reporting Person with respect to the Issuer with the SEC on February 18, 2014).*

7(b)

Voting Agreement, dated as of July 30, 2017, by and among Discovery Communications, Inc., Scripps Networks Interactive, Inc. and John C. Malone (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed with the SEC on July 31, 2017).

7(c)	Letter Agreement, dated as of July 30, 2017, by and between Advance/Newhouse Programming Partnership and John C. Malone.

* Previously filed.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 7, 2017
Date

/s/ John C. Malone
John C. Malone

EXHIBIT INDEX

Exhibit No.	Name

7(a)

Letter Agreement, dated as of February 13, 2014, between David Zaslav and John C. Malone (incorporated by reference to Exhibit 7(a) to Amendment No. 1 to the Schedule 13D filed by the Reporting Person with respect to the Issuer with the SEC on February 18, 2014).*

7(b)

Voting Agreement, dated as of July 30, 2017, by and among Discovery Communications, Inc., Scripps Networks Interactive, Inc. and John C. Malone (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed with the SEC on July 31, 2017).

7(c)	Letter Agreement, dated as of July 30, 2017, by and between Advance/Newhouse Programming Partnership and John C. Malone.

* Previously filed.